UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on November 8, 2023: EuroDry Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2023.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 8, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Nine-Month Period and Quarter Ended September 30, 2023

Maroussi, Athens, Greece – November 8, 2023– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and nine-month periods ended September 30, 2023.

Third Quarter 2023 Highlights:

•

Total net revenues for the quarter of $10.0 million.

•

Net loss of $0.5 million or $0.19 loss per share basic and diluted.

•

Adjusted net loss1 for the quarter of $0.7 million, or, $0.24 per share basic and diluted.

•

Adjusted EBITDA1 was $3.1 million.

•

An average of 10.0 vessels were owned and operated during the third quarter of 2023 earning an average time charter equivalent rate of $12,126 per day.

•

As of November 8, 2023 we had repurchased 268,490 shares of our common stock in the open market for about $4.0 million (approximately 9.7% of our currently outstanding shares), under our share repurchase plan initiated in August 2022.

•

On September 12, 2023 we announced our agreement to acquire three Ultramax bulkers, M/V Christos K (ex-Giants Causeway), a 63,197dwt drybulk vessel built in 2015, M/V Maria (ex-Sadlers Wells), a 63,153 dwt drybulk vessel also built in 2015, and M/V Yannis Pittas (ex-Galileo), a 63,177 dwt dry bulk vessel built in 2014 for a total price of $65 million.

1Adjusted EBITDA, Adjusted net income (loss) and Adjusted earnings / (loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2023 Highlights:

•

Total net revenues of $31.7 million.

•

Net loss of $3.3 million, or $1.17 loss per share basic and diluted.

•

Adjusted net loss1 for the period was $1.6 million or $0.57 loss per share basic and diluted, before unrealized loss on derivatives.

•

Adjusted EBITDA1 was $8.0 million.

•

An average of 10.0 vessels were owned and operated during the first nine months of 2023 earning an average time charter equivalent rate of $11,644 per day.

Recent developments

•

On October 10, 2023 we took delivery of M/V Yannis Pittas. The consideration was partly paid by cash at-hand and partly financed with a sustainability-linked loan for $10.5 million with Eurobank S.A.

•

On October 25, 2023 we took delivery of M/V Christos K. The consideration was partly paid by cash at-hand and partly financed with a sustainability-linked loan for $11.0 million with Eurobank S.A.

•

On October 26, 2023, we announced that we formed a joint venture with a number of investors represented by NRP Project Finance AS (“NRP Investors”) regarding the ownership of M/V Christos K and M/V Maria, whereby NRP Investors will acquire a 39% ownership stake in each of the vessels.

•

On November 6, 2023, we took delivery of M/V Maria. The consideration was partly paid by cash at-hand and partly financed with a sustainability-linked loan for $11.0 million with Eurobank S.A.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the third quarter of 2023, average time charter rates for the sizes of vessels and related Baltic indices staged a come-back increasing by more than 20% and 75%, respectively, by the end of the quarter. However, since the end of the third quarter, rates and index values slid down by 5% to 15% depending on rate type and vessel size. These developments partly reflect the seasonal market strength during the September and October months as well as certain constraints imposed by climate-related reasons like the capacity restriction of the Panama Canal due to low fresh water levels.

“Looking forward, we see that world economic growth is affected by the effort of the main central banks to contain inflation. At the same time, the increasing geo-political tensions (like the Ukraine-Russia war and the Israeli-Hamas conflict) introduce additional uncertainty in the world markets, affecting seaborne trade.  Against this rather uncertain demand picture, the likely drybulk fleet developments over the next 2-3 years provide a reason for optimism as the continuing historically low orderbook as percentage of the fleet and the effect of the implementation of the greenhouse gas emission regulations on the ability of certain vessels to continue trading are expected to keep the fleet supply growth at low levels. Assuming that global GDP growth remains positive as expected by most analysts and a global recession is avoided, we would expect that market rates and vessel prices will be supported.

“We are very pleased to have taken the opportunity to take advantage of the softening of vessel prices we witnessed during the summer to increase our fleet with three eco Ultramax vessels. We are also very pleased to have achieved this growth in partnership with certain shipping savvy Norwegian investors who participated in the investment with a 39% interest in of two of them. This way of funding our fleet growth is non-dilutive to our shareholders and establishes us as an investment partner amongst other private investors. It allows us to capitalize on accretive investment opportunities in the market and grow our fleet more than we could otherwise. We believe that we serve our shareholders best via a mix of acquisitions like the above and, also, by continuing to repurchase our shares as they trade significantly below our net asset value level.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “Comparing our results for the third quarter of 2023 with the same period of 2022, our net revenues decreased by about $5.8 million, due to the lower time charter equivalent rates our vessels earned as compared to the third quarter of 2022.  The time charter equivalent rates for the period were lower by 41% on average compared to the time charter equivalent rates our vessels earned in the third quarter of 2022. Operating expenses, including management fees, increased from $5,893 per vessel per day in the third quarter of 2022 to $6,003 in the third quarter of 2023. The increase is primarily attributable to inflationary increases in 2023 compared to the corresponding period in 2022. General and administrative expenses averaged $677 per vessel per day during the third quarter of 2023 as compared to $700 per vessel per day for the same quarter of last year and $813 per vessel per day for the first nine months of 2023 as compared to $750 per vessel per day for the same period of 2022. The increase in the nine months period is due partly to inflation adjustments and partly to the lower number of vessels we operated during the nine months of 2023 as compared to 2022.

Adjusted EBITDA during the third quarter of 2023 was $3.1 million compared to $9.5 million achieved for the third quarter of last year. As of September 30, 2023, our outstanding debt (excluding the unamortized loan fees) was $75.0 million while unrestricted and restricted cash was $34.0 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $15.9 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Third Quarter 2023 Results:

For the third quarter of 2023, the Company reported total net revenues of $10.0 million representing a 36.7% decrease over total net revenues of $15.8 million during the third quarter of 2022, which was primarily the result of the lower time charter rates our vessels earned in the third quarter of 2023 compared to the corresponding period of 2022. The Company reported net loss for the period of $0.5 million, as compared to a net income of $6.2 million for the same period of 2022.

On average, 10.0 vessels were owned and operated during the third quarter of 2023 earning an average time charter equivalent rate of $12,126 per day compared to 11.0 vessels in the same period of 2022 earning on average $20,637 per day.

For the third quarter of 2023, a gain on bunkers resulted in positive voyage expenses of $0.1 million, as compared to a gain on bunkers for the same period of 2022 of $2.0 million. Vessel operating expenses were $4.7 million for the third quarter of 2023 as compared to $5.2 million for the same period of 2022. The decrease is attributable to the decreased number of vessels operating in the third quarter of 2023 compared to the corresponding period in 2022. Depreciation expense for the third quarter of 2023 amounted to $2.6 million, compared to $2.9 million for the same period of 2022. This decrease is again due to the lower number of vessels operating in the third quarter of 2023 as compared to the same period of 2022. General and administrative expenses decreased to $0.6 million in the third quarter of 2023, as compared to $0.7 million in the third quarter of 2022. This decrease is mainly attributable to the decreased legal costs of the Company in the third quarter of 2023 compared to the same period of 2022. During the third quarter of 2023, one of our vessels completed her special survey with drydocking for a total cost of $0.8 million. During the third quarter of 2022, two of our vessels completed their special survey with drydocking and one of our vessels commenced drydocking within the quarter in order to pass her special survey, which was completed in the fourth quarter of 2022, for a total cost of $2.7 million.

Interest and other financing costs for the third quarter of 2023 amounted to $1.6 million compared to $1.0 million for the same period of 2022. Interest expense during the third quarter of 2023 was higher mainly due to the increased benchmark rates of our loans during the period as compared to the same period of last year. For the three months ended September 30, 2023, the Company recognized an unrealized gain of $0.14 million and a realized gain of $0.05 million on an interest rate swap contract. For the three months ended September 30, 2022, the Company recognized an unrealized gain of $1.0 million and a marginal realized loss on five interest rate swap contracts and a gain of $0.6 million on forward freight agreement (“FFA”) contracts entered into during the second quarter of 2022 and settled during the third quarter of 2022, comprising a realized gain of $1.1 million and a change in fair value of FFA contracts of $0.5 million. Interest income for the third quarter of 2023 amounted to $0.3 million compared to marginal interest income for the same period of 2022. The increase of interest income is attributable to both higher interest rates earned and higher cash balances maintained during the third quarter of 2023 compared to the corresponding period in 2022.

Adjusted EBITDA for the third quarter of 2023 was $3.1 million compared to $9.5 million achieved during the third quarter of 2022.

Basic and diluted loss per share for the third quarter of 2023 was $0.19 basic and diluted calculated on 2,758,013 basic and diluted weighted average number of shares outstanding, compared to earnings per share of $2.11 basic and $2.10 diluted, calculated on 2,925,799 basic and 2,930,909 diluted weighted average number of shares outstanding for the third quarter of 2022.

Excluding the effect on the loss for the quarter of the unrealized gain on derivatives, the adjusted net loss for the quarter ended September 30, 2023 would have been $0.24 per share basic and diluted, compared to adjusted earnings of $1.94 and $1.93 per share basic and diluted, respectively, for the quarter ended September 30, 2022. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Nine Months 2023 Results:

For the first nine months of 2023, the Company reported total net revenues of $31.7 million representing a 42.4% decrease over total net revenues of $55.1 million during the first nine months of 2022, which was mainly the result of the decreased number of vessels operated and the significantly lower time charter rates our vessels earned during the nine-month period of 2023 compared to the same period of 2022. The Company reported net loss for the period of $3.3 million, as compared to a net income of $27.3 million, for the nine-month period of 2022.

On average, 10.0 vessels were owned and operated during the first nine months of 2023 earning an average time charter equivalent rate of $11,644 per day compared to 10.5 vessels in the same period of 2022 earning on average $22,876 per day.

For the nine months of 2023, voyage expenses, net, were $3.4 million and mainly relate to expenses incurred by one of our vessels while employed under a voyage charter and expenses during the detention of one of our vessels in Corpus Christi. For the nine months of 2022 a gain on bunkers resulted in positive voyage expenses of $2.9 million. Vessel operating expenses were $14.8 million for the nine months of 2023 as compared to $14.4 million for the same period of 2022. The increase is primarily attributable to inflationary increases in 2023 compared to the corresponding period in 2022. Related party management fees for the first nine months of 2023 were slightly increased to $2.3 million from $2.2 million for the same period of 2022 as a result of an adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing the daily vessel management fee from 720 Euros to 775 Euros, partly offset by the favorable movement of the euro/dollar exchange rate and the decreased number of vessels owned and operated during the period. Depreciation expense for the first nine months of 2023 was $7.7 million compared to $8.2 million during the same period of 2022, mainly due to the lower number of vessels operating in the recent period. General and administrative expenses increased to $2.2 million during the first nine months of 2023 as compared to $2.1 million in the same period of last year. This increase is mainly attributable to the increased cost of our stock incentive plan. In the first nine months of 2023, three of our vessels completed their special survey with drydocking for a total cost of $2.9 million. During the same period of 2022, four vessels underwent special survey, one vessel passed her intermediate survey in water (in lieu of drydock) and one of our vessels commenced drydocking within the quarter in order to pass her special survey, which was completed in the fourth quarter of 2022. The total drydocking cost for that period was $4.4 million. Finally, during the nine months period of 2023, we recorded a provision of $0.5 million for anticipated costs related to the detention of one of our vessels in Corpus Christi presented as other operating loss.

Interest and other financing costs for the first nine months of 2023 amounted to $4.4 million compared to $2.4 million for the same period of 2022. Interest expense during for the period was higher mainly due to the increased benchmark rates of our loans during the period as compared to the same period of last year. For the nine months ended September 30, 2023, the Company recognized a $1.6 million unrealized loss and a $1.9 million realized gain on four interest rate swaps, three of which were terminated early in the first quarter of 2023, as well as a $2.5 million gain on FFA contracts. For the nine months ended September 30, 2022, the Company recognized a $2.2 million unrealized gain and a $0.2 million realized loss on five interest rate swaps and a $1.1 million realized gain on FFA contracts entered into during the second quarter of 2022 and settled during the third quarter of 2022. Interest income for the first nine months of 2023 amounted to $0.7 million compared to marginal interest income for the same period of 2022. The increase of interest income is attributable to both higher interest rates earned and higher cash balances maintained during the first nine months of 2023 compared to the corresponding period in 2022.

Adjusted EBITDA for the first nine months of 2023 was $8.0 million compared to $35.9 million achieved during the first nine months of 2022.

Basic and diluted loss per share for the first nine months of 2023 was $1.17, calculated on 2,773,916 basic and diluted weighted average number of shares outstanding, compared to earnings per share of $9.43 basic and $9.34 diluted, calculated on 2,890,771 basic and  2,918,800 diluted weighted average number of shares outstanding for the same period of 2022.

Excluding the effect of the change in the fair value of derivatives on the loss for the first nine months of the year, the adjusted net loss for the nine-month period ended September 30, 2023 would have been $0.57 per share basic and diluted, compared to adjusted earnings per share of $8.69 basic and $8.60 diluted for the same period in 2022. As previously mentioned, usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC index (**)
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105.5% of the Average Baltic Kamsarmax P5TC index(**)
ALEXANDROS P.	Ultramax	63,500	2017	TC until Dec-23	$27,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Nov-23	$9,600
YANNIS PITTAS	Ultramax	63,177	2014	TC until Dec-23	$12,500
MARIA***	Ultramax	63,153	2015	TC until Nov-23	$10,500
GOOD HEART	Ultramax	62,996	2014	TC until Nov-23	$11,900
MOLYVOS LUCK	Supramax	57,924	2014	TC until Nov-23	$14,000
EIRINI P	Panamax	76,466	2004	TC until Nov-23	$11,000
SANTA CRUZ	Panamax	76,440	2005	TC until Dec-23	$13,000
STARLIGHT	Panamax	75,845	2004	TC until Nov-23	$15,250
TASOS	Panamax	75,100	2000	TC until Nov-23	$8,000
BLESSED LUCK	Panamax	76,704	2004	TC until Jan-24	$15,800
Total Dry Bulk Vessels	13	918,502

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes

(***)

Vessel is 61% owned by EuroDry Ltd.

Summary Fleet Data:

	3 months, ended September 30, 2022	3 months, ended September 30, 2023	9 months, ended September 30, 2022	9 months, ended September 30, 2023
FLEET DATA
Average number of vessels (1)	11.0	10.0	10.5	10.0
Calendar days for fleet (2)	1,012.0	920.0	2,853.0	2,730.0
Scheduled off-hire days incl. laid-up (3)	92.1	23.9	141.8	69.7
Available days for fleet (4) = (2) - (3)	919.9	896.1	2,711.2	2,660.3
Commercial off-hire days (5)	0.0	5.4	6.1	22.8
Operational off-hire days (6)	10.3	4.5	23.0	50.5
Voyage days for fleet (7) = (4) - (5) - (6)	909.6	886.2	2,682.1	2,587.0
Fleet utilization (8) = (7) / (4)	98.9%	98.9%	98.9%	97.2%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	99.4%	99.8%	99.1%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.9%	99.5%	99.2%	98.1%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	20,637	12,126	22,876	11,644
Vessel operating expenses excl. drydocking expenses (12)	5,893	6,003	5,837	6,282
General and administrative expenses (13)	700	677	750	813
Total vessel operating expenses (14)	6,593	6,680	6,587	7,095
Drydocking expenses (15)	2,696	890	1,547	1,077

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, November 8, 2023 at 11:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID13742553. Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Third Quarter 2023 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2022	2023	2022	2023
	(unaudited)		(unaudited)
Revenues
Time charter revenue	16,799,698	10,665,929	58,488,275	30,955,102
Voyage charter revenue	-	-	-	2,609,775
Commissions	(985,625)	(657,175)	(3,421,825)	(1,871,737)
Net revenues	15,814,073	10,008,754	55,066,450	31,693,140

Operating expenses
Voyage expenses, net	(1,971,407)	(80,185)	(2,866,697)	3,442,100
Vessel operating expenses	5,209,256	4,734,265	14,434,414	14,820,551
Drydocking expenses	2,728,266	819,246	4,414,251	2,939,081
Vessel depreciation	2,857,258	2,619,171	8,182,892	7,730,460
Related party management fees	754,117	788,110	2,218,181	2,329,465
General and administrative expenses	707,993	622,767	2,140,229	2,219,882
Other operating loss	-	-	-	500,000
Total Operating expenses	(10,285,483)	(9,503,374)	(28,523,270)	(33,981,539)

Operating income / (loss)	5,528,590	505,380	26,543,180	(2,288,399)

Other income / (expenses)
Interest and other financing costs	(965,917)	(1,589,023)	(2,371,540)	(4,448,230)
Gain on derivatives, net	1,573,803	188,252	3,049,602	2,753,502
Foreign exchange gain / (loss)	24,050	1,248	51,427	(7,065)
Interest income	1,231	362,106	1,616	733,582
Other income / (expenses), net	633,167	(1,037,417)	731,105	(968,211)
Net income / (loss)	6,161,757	(532,037)	27,274,285	(3,256,610)
Earnings / (loss) per share, basic	2.11	(0.19)	9.43	(1.17)
Weighted average number of shares, basic	2,925,799	2,758,013	2,890,771	2,773,916
Earnings / (loss) per share, diluted	2.10	(0.19)	9.34	(1.17)
Weighted average number of shares, diluted	2,930,909	2,758,013	2,918,800	2,773,916

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2022	September 30, 2023

ASSETS
Current Assets:
Cash and cash equivalents	34,042,150	31,203,003
Trade accounts receivable, net	7,147,833	3,743,514
Other receivables	346,066	2,409,910
Inventories	1,057,652	1,015,252
Restricted cash	1,195,863	637,327
Derivatives	1,437,398	204,996
Due from related companies	2,416,180	92,899
Prepaid expenses	249,024	274,134
Total current assets	47,892,166	39,581,035

Fixed assets:
Vessels, net	149,022,023	141,408,765
Advances for vessel acquisitions	-	6,560,096
Long-term assets:
Derivatives	705,970	273,963
Restricted cash	1,885,000	2,185,000
Total assets	199,505,159	190,008,859

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	22,858,087	15,483,637
Trade accounts payable	2,989,431	2,608,959
Accrued expenses	1,004,719	2,706,808
Deferred revenue	351,636	964,365
Total current liabilities	27,203,873	21,763,769

Long-term liabilities:
Long term bank loans, net of current portion	58,360,169	58,860,372
Total liabilities	85,564,042	80,624,141

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,902,620 and 2,789,441 issued and outstanding, respectively)	29,026	27,894
Additional paid-in capital	69,438,938	68,140,281
Retained earnings	44,473,153	41,216,543
Total shareholders' equity	113,941,117	109,384,718
Total liabilities and shareholders' equity	199,505,159	190,008,859

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2022	2023

Cash flows from operating activities:
Net income / (loss)	27,274,285	(3,256,610)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation	8,182,892	7,730,460
Amortization of deferred charges	142,705	146,754
Share-based compensation	551,096	619,624
Unrealized (gain) / loss on derivatives	(2,164,525)	1,664,409
Bad debt expense	-	134,294
Changes in operating assets and liabilities	(3,022,066)	5,321,305
Net cash provided by operating activities	30,964,387	12,360,236

Cash flows from investing activities:
Cash paid for vessel acquisitions	(36,968,389)	(6,535,952)
Cash paid for vessels capitalized expenses	(792,703)	(103,609)
Cash paid for vessel sale expenses	-	(15,274)
Net cash used in investing activities	(37,761,092)	(6,654,835)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	2,685,602	-
Cash paid for share repurchase	(1,469,522)	(1,782,084)
Offering expenses paid	(12,427)	-
Loan arrangement fees paid	(150,000)	(126,000)
Proceeds from long term bank loans	20,000,000	14,000,000
Repayment of long term bank loans	(11,355,000)	(20,895,000)
Net cash provided by / (used in) financing activities	9,698,653	(8,803,084)

Net increase / (decrease) in cash, cash equivalents and restricted cash	2,901,948	(3,097,683)
Cash, cash equivalents and restricted cash at beginning of period	29,527,366	37,123,013
Cash, cash equivalents and restricted cash at end of period	32,429,314	34,025,330

Cash breakdown

Cash and cash equivalents	29,546,558	31,203,003
Restricted cash, current	997,756	637,327
Restricted cash, long term	1,885,000	2,185,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	32,429,314	34,025,330

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to Net income / (loss)

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023
Net income / (loss)	6,161,757	(532,037)	27,274,285	(3,256,610)
Interest and other financing costs, net (incl. interest income)	964,686	1,226,917	2,369,924	3,714,648
Vessel depreciation	2,857,258	2,619,171	8,182,892	7,730,460
Unrealized (gain) / loss on Forward Freight Agreement derivatives	482,670	-	-	40,830
Gain on interest rate swap derivatives	(951,633)	(188,252)	(1,944,762)	(265,172)
Adjusted EBITDA	9,514,738	3,125,799	35,882,339	7,964,156

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest and other financing costs, income taxes, depreciation, unrealized (gain)/ loss on Forward Freight Agreement derivatives (“FFAs”) and (gain) / loss on interest rate swap derivatives.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs, gain on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023
Net income / (loss)	6,161,757	(532,037)	27,274,285	(3,256,610)
Unrealized (gain) / loss on derivatives	(495,377)	(142,867)	(2,164,525)	1,664,409
Adjusted net income / (loss)	5,666,380	(674,904)	25,109,760	(1,592,201)
Adjusted earnings / (loss) per share, basic	1.94	(0.24)	8.69	(0.57)
Weighted average number of shares, basic	2,925,799	2,758,013	2,890,771	2,773,916
Adjusted earnings / (loss) per share, diluted	1.93	(0.24)	8.60	(0.57)
Weighted average number of shares, diluted	2,930,909	2,758,013	2,918,800	2,773,916

Adjusted net income / (loss) and Adjusted earnings / (loss) per share Reconciliation:

EuroDry Ltd. considers Adjusted net income / (loss) to represent net income / (loss) before unrealized (gain)/loss on derivatives, which includes FFAs and interest rate swaps. Adjusted net income / (loss) and Adjusted earnings / (loss) per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain)/loss on derivatives, which may significantly affect results of operations between periods. Adjusted net income / (loss) and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss)  and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income / (loss) and Adjusted earnings / (loss) per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 13 vessels, including 5 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 13 drybulk carriers have a total cargo capacity of 918,502 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com